SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C.  20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

        UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934


                                  NOVAHEADinc.
                   (Formerly known as Butterfield-Blair, Inc.)
                   -------------------------------------------
                 (Name of Small Business Issuer in its charter)


        Colorado                            84-1591403
                                            ----------
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
incorporation or organization)


     2001 East Campbell, Suite 105
     Phoenix, Arizona                                           85016-5573
     (Address of principal executive offices)                   (Zip Code)


Issuer's  telephone  number:  (602)  368-4900


Securities to be registered under Section 12(b) of the Act:

          Title  of each class                    Name of each exchange on which
          to  be  so  registered                  each class is to be registered

          COMMON                                  NASD  OTC  Pink  Sheets
          ------

Securities to be registered under Section 12(g) of the Act:

                         Common Stock, par value $0.001
                         ------------------------------
                                (Title of class)

                                     PART I

The issuer has elected to follow Form 10-SB, Disclosure Alternative 2.

ITEM  6.  DESCRIPTION  OF  BUSINESS

     Butterfield-Blair, Inc., the Company, was formed on June 29, 1999 in the State of Colorado with an authorized capital of 50,000,000 shares of common stock with a par value of $0.001. At that time the Company's business plan was to buy, rebuild, and sell antique farm tractors, pickups, and semi-trucks. This plan never came to fruition. On October 1, 2001, the Company acquired the assets of NOVAHEAD, INC., an Arizona Corporation and began doing business as NOVAHEAD under the terms of an the Asset Acquisition Agreement. These acquired assets consisted of various software technology programs as described herein. NOVAHEAD is a development stage company and had no revenue generating activity. The Company filed articles of amendment and changed the name to NOVAHEADinc. on May 31, 2002 . The Company will focus on the marketing of the four proprietary software technology programs designed to operate with NOVAHEAD'S Xponential server software.

     NOVAHEAD, INC. was an Arizona corporation searching for capital funding to attract qualified personnel and broaden its product market exposure. Prior to the acquisition, NOVAHEAD, INC. was controlled by Thomas J. Sweeney, Shane McKee, Burk Price and Brian Anderson. Butterfield-Bair, Inc. was lacking a product that had substantial interest to the financial market and was looking to acquire assets of a company that needed additional funding. Butterfield-Blair, Inc. was controlled by Verlin V. Taylor and Brian Robinson. The board of directors for both companies agreed upon the terms of the acquisition. Both companies held a meeting of the shareholders to vote upon the acquisition.
NOVAHEAD, INC. shareholders approved the Agreement with 100% of the votes and Butterfield-Blair, Inc. approved the acquisition with 97.55% of the votes. In exchange for the software assets from NOVAHEAD, Butterfield-Blair issued 8,000,000 shares of common stock at $0.005 per share. The reverse acquisition is in substance a recapitalization transaction and no goodwill or other intangibles are recorded.

     As of December 31, 2001 we had 9,308,000 shares outstanding and 40 shareholders and as of September 30, 2002 the we had 7,962,900 shares outstanding and 79 shareholders. We employ 5 people full time and utilize 8 consultants, as needed.

PRODUCTS
--------

     NOVAHEADinc. has developed software that delivers live bi-directional data to any wireless device or computer. The software enables the user to view, change, and update company data live from your PDA, laptop, or desktop with real time results. Our core technology consists of a proprietary software server named Xponential. All software applications are built on top of the functionality provided by the Xponential server software.

     All software applications are fully developed programs. They are currently capable of being sold, licensed or rented. All software programs were tested and documented prior to the acquisition by Butterfield-Blair, Inc. We are currently making live demonstrations and presentations on the capabilities of the software to the various private and military sectors. Currently we are marketing our products to the United States Air Force. All products are currently marketed and distributed by the Company, however we are considering potential joint ventures with large defense contractors.

     We have no customer sponsored research activities now or in the past. We have not undertaken any formal research and development projects. All expenses to date have been to move forward our business plan.

     In September of 2002 we filed patent applications for RTMTS, AccuTrac and Xponential software technology.

XPONENTIAL
----------

     Our core technology consists of a the proprietary server named Xponential, and a series of applications described below. All applications are built on top of the functionality provided by the Xponential server. The Xponential server can run on a variety of platforms and networks. Existing technology can be extended, rather than replaced, saving resources in terms of money and time. Systems can be enhanced for minimal cost. Another advantage is when operating systems are upgraded or replaced, the Xponential server will grow and expand with the replacement technology as needed.

     This server technology allows for quick implementation on existing and new systems. We use open standard Java(R)(1), JDBC(R) (Java Database Connectivity), and XML (eXtensible Markup Language) based programming structures. This allows for easier integration with existing databases and a faster response time to the user. Transactions are live and every request is authenticated in real time without synchronization. This eliminates long downloads and large memory requirements.

     Xponential is the base system that drives all our software product lines. The products built out of Xponential are: GlobalNetwork, GlobalConnect, AccuTrac, and RTMTS (Real Time Maintenance Tracking System). All of these products are available code complete in their respective development cycles. We plan for further enhancements to be developed out of the Xponential server through new technologies. The base system is marketed to the private and government sectors solely through our efforts. No plans are in place for alternate distribution channels.

GLOBALNETWORK
-------------

     GlobalNetwork is a privately labeled network for companies that have large numbers of employees and/or customers. The flexibility of GlobalNetwork is derived from server operations in Xponential. GlobalNetwork automatically formats the application, specific to the user that has logged in. When an employee logs into GlobalNetwork, they will see information specific to their department. Employees may also have customer specific information from sales or legacy systems that were previously isolated from the network.

     In addition, the client company can also provide its customers with their own private, secure, software and data on their desktop, and live bi-directional information on their own PDA or smartphone. This software enables a customer to sign into our web site with a user name and password providing access to their own personal records by utilizing our information and services. The user is able to check on the status of their account, make changes, and contact their agent or representative as appropriate. GlobalNetwork is available for three markets: households, students, and small businesses. These are the only markets targeted and all marketing efforts are done by us.

GLOBALCONNECT
-------------

     GlobalConnect is customer relationship management software. Competitors in this market include SalesLogix, Goldmine, Pivotal, Onyx, and Seibel. GlobalConnect can be used stand alone or as a compliment with GlobalNetwork or any other product within our product line. GlobalConnect can be accessed live and bi-directionally via any Internet capable device, including PDA's and mobile phones. Capabilities include the ability to run small to global size businesses. As an example, it can provide secure access and tracking of all the patient records of a medical practice or major hospital. Customization of the application to share organizational specific data is a feature. GlobalConnect is customizable and scaleable for any particular application.

     Global Connect is built in a modular fashion. Even core components can be changed or removed with little changes to the system. All of the logic, security, and data connections are maintained independently of the application. Xponential maintains data access autonomously and GlobalConnect can run in any

------------------------------
(1) All trademarks registered and implied not belonging to NOVAHEADinc. are the property of the respective companies holding legal and validated ownership of the same environment, connected to other business applications. Also GlobalConnect, and the other applications, generate an XML source tree before being transformed for the requested device (laptop, Palm(R), ipaq(TM), Handspring(R), Kyocerra, etc.). At this point the XML source tree can be formatted for any XML enabled application for easy integration. GlobalConnect has the flexibility to run as an enterprise application or a personal organizer. This application is marketed to the private sector and distributed by us.

ACCUTRAC
--------

     AccuTrac is software to initiate and track customer traffic in complex cross marketing programs. AccuTrac is specifically designed to encourage customers to go from one vendor to another in order to purchase goods and/or services. AccuTrac is software designed to initiate and follow customer traffic in a complex series of transactions. These transitions are seamless to the customer while AccuTrac records activity from start to finish. Companies can define scaled levels of preferred customers and offer discounts or incentives. This system is designed to allow customers to access information using a web browser, smart phone, or any wireless PDA (personal data assistant) i.e. Palm(R), Handspring(R), Compaq(R) iPAQ(TM), Jornada(TM), etc.

     All transactions and accounting computations are completed within a few seconds and can be accessed by participating companies through separate and secure sites, to determine commissions earned or paid. Any form of stored data or information can be made available to the companies as they elect. AccuTrac will allow the cross marketing of any number of goods and services to relevant member consumers. The AccuTrac application isn't exclusive to any vertical market. It can be used to realize more effective marketing campaigns to any targeted consumer base. Companies can also track market trends and revenue instantly. AccuTrac is scaleable to handle millions of transactions. Because the system is based on transactions and information requests, no charge is incurred until the requested transaction is completed.

REAL TIME MAINTENANCE TRACKING SYSTEM (RTMTS)
---------------------------------------------

     RTMTS was designed for the US military to be an integral part of vehicle repair, supply chain management, inventory controls, and accountability processes. As with the other NOVAHEAD product lines, RTMTS is fully functional on any number of internet capable devices, wireless or otherwise, including laptops, eTools, PDA's and smartphones.

     The military context provides an example of multiple concurrently available functionalities: the vehicle repair site, the parts depot, and the command level. Once an evaluation and entry has been made regarding the status of a vehicle, RTMTS determines what parts are necessary to make the repair, puts a hold on the required parts at the parts depot and provides access to the manual and diagrams for verification and reference. RTMTS will search out the next and nearest parts source. The parts depot manager can observe immediately which parts are being ordered for which vehicle and confirm that ordered quantities are not excessive. The system can also set parameters for inventory control and re-order. RTMTS will also determine which parts have been put on hold or delivered and can track the delivery to the repair site and through the repair cycle. At the command level, authorized persons are allowed to view and track the status of each and every vehicle. Any particular vehicle may be examined with all pertinent historical information made available. This is critical information for Command since battle readiness is predicated on complete and constant equipment functionality.

MARKETS
-------

     There are three main markets the Company has identified as end users for our software: governmental organizations, sales organizations, and retail providers of goods and services.

GOVERNMENTAL  ORGANIZATIONS

     The application specific to military use is RTMTS. This includes vendors or contractors to the military. The United States military must expedite the maintenance and repair process of vehicles. Mechanics will often initiate a repair job only to discover that all parts and/or manuals are not available to complete the task. Current procedures of traveling back and forth from repair site to parts depot expend substantial amounts of resources. RTMTS will increase productivity and free resources to be used elsewhere according to military personnel needs. RTMTS provides a solution for the military's needs enabling real-time wireless solutions. Maintenance times and cycles are diminished while repairs are more predictable. The parts depot manager knows immediately the status of current and needed inventories, the location of required inventory, and final destination of that inventory. Command has real and current readiness figures and reports of all mobile units.

     Commercial aviation is another potential market. Commercial airlines have similar challenges of keeping aircraft well maintained, repaired, and in the air. We have no running applications at this time and have only done the product development in a simulation form. We currently are not pursuing this application.

     RTMTS does not necessitate replacing costly existing computing systems. Xponential and RTMTS can be added to qualified existing systems and enhances communications at all levels. These features also prolong the life of current technical capital investments. With RTMTS, military and commercial aviation can do more with existing and proven technologies. When the day comes to bring new technology systems online Xponential and RTMTS will still be functional with the new systems.

SALES  ORGANIZATIONS

     Companies with sales personnel in the field compose a market for Xponential and supporting technologies. GlobalConnect allows a sales person to access one or more company databases of sales information of his or her company through a mobile device, such as a PDA or smart phone. The sales person may initiate full sales processes from the field that are executed through their company's main computer system and the established procedures of operations. A sales person can have entire current inventories, sales records, and policies available at all times. Sales are not limited to time or geography. GlobalConnect has no hardware dependencies, so the user will not have to worry which specific platform or system will be used or supported.

RETAIL  ORGANIZATIONS

     Companies with large membership participation are candidates for AccuTrac. AccuTrac allows them to market special offerings via most web based technologies and instantly track responses from that marketing effort. Monitoring market trends, reserving consumer choice, and providing additional price breaks are but a few of the available capabilities. All companies want to extend their customer base, and with cross marketing through AccuTrac that is now possible. Instant alliances are possible between companies with large customer bases. This software can motivate and move consumers from one commercial enterprise to another seamlessly. This transfer occurs without belaboring the consumer with dizzying and confusing amounts of unnecessary data. It provides the consumer with relevant choices, such as car rental and motel options.

     The appeal of AccuTrac is the transactional pricing model. No participant is charged anything until a sale is made. Another attribute of AccuTrac is the available real time accounting capability of the system. Participating companies may track any given market campaign for profitability and effectiveness.

MANAGEMENT'S  DISCUSSION  AND  ANALYSIS  OF FINANCIAL CONDITION AND  RESULTS  OF
--------------------------------------------------------------------------------
OPERATIONS
----------

     Except for historical information contained herein, certain statements under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operation" discussion constitute "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results performance or achievements of the Company to be materially different from any future result, performances or achievements express or implied by such for-ward looking statements. Such factors include, but are not limited to, statements regarding future events, our plans and expectations, financial projections and performance and acceptance of our products and services in the marketplace. Our actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include, but are not limited to, those discussed elsewhere in this Form 10-SB or incorporated herein by reference.

COMPARISON OF OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002 AND 2001

     Revenues. The Company has not had any revenues from operations in each of the last two fiscal years. Further, we expect minimal, if any, revenues during fiscal year 2002. The Company is currently focusing on the marketing of its software technology applications to the military and various major defense contractors.

     Marketing, general and administrative expenses. For the nine month period ended September 30, 2002, the Company's general and administrative expenses totaled $258,956, an increase of $253,956, from the fiscal corresponding 2001 nine month period total of $5,000. The increase is mainly attributable to compensation, travel and marketing expenses incurred during the nine months ended September 30, 2002. These increased costs are directly associated with the Company's deployment of it's business plan and marketing approach of it's software technology products.

COMPARISON OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2001 AND 2000

     Revenues. The Company has not had any revenues from operations in each of the last two fiscal years. Further, we expect minimal, if any, revenues during fiscal year 2002. The Company is currently focusing on the marketing of its software technology applications to the military and various major defense contractors.

     Marketing, general and administrative expenses. For the year ended December 31, 2001, the Company's general and administrative expenses totaled $78,745, an increase of $78,745, from the fiscal corresponding 2001 annual total of $-0-. The increase is mainly attributable to compensation, travel and marketing expenses incurred after the reverse acquisition which was effective on October 1, 2001. The increased costs are directly associated with the Company's deployment of it's business plan and marketing approach of it's software technology products.

LIQUIDITY  AND  CAPITAL  RESOURCES

As of September 30, 2002, the Company had $25,093 in current assets and $33,820 in current liabilities (unaudited), resulting in a negative working capital of $8,727. The Company's cash reserve is not sufficient to cover the operating expenses of the Company for the next twelve months. The Company does not expect to purchase any additional computer hardware or make any significant equipment purchases in the next twelve months unless we retain a contract for deployment of our software technology.

     Since inception, we have funded our operations through private equity financing from qualified investors. It is expected that continued private equity funding will make up the shortfall of capital required during the next twelve month period. There is no assurance that this funding will be available and should funds not be received on a timely basis, the deployment of the Company's business plan could be delayed. The focus of the Company is on the marketing of its existing developed software until such time as the Company has a contract. No new development of software is currently planned. The Company expects the cash flow to be sufficient by private funding until the time a contract is obtained. The Company raised additional private equity financing amounting to $133,000 during the period October 1, 2002 through January 17, 2003. We are continuing to seek private funding until operations can be funded from operations. The Company is issuing common stock or warrants to various service providers and consultants in lieu of cash until sufficient funding can be obtained.


ITEM  7.     DESCRIPTION  OF  PROPERTY

     We maintain our office at 2001 E. Campbell, Suite 105, Phoenix, Arizona 85016-5573. This office space consists primarily of 5,980 square feet. The space is leased through April 15, 2005 and we are currently obligated under the terms of the lease for 3 three years. We currently pay approximately $7,000 a month for rent of the space. In the future the Company plans on re-signing a lease for use of the same property. The Company has no other affiliation or relationship with the Lessor.

The  lease  is  for  three  years  and expires April 15 2005. The monthly rental obligation  is  as  follows:
               April 15, 2002 - July 15,  2002           $3,488
               July 15,  2002 - July 15,  2003            6,977
               July 15,  2003 - July 15,  2004            7,226
               July 15,  2004 - April 15, 2005            7,475

ITEM  8.     DIRECTORS,  EXECUTIVE  OFFICERS,  AND  SIGNIFICANT  EMPLOYEES

     The following information sets forth the names of the officers and directors of the Company, their present positions with the Company and biographical information.

THOMAS J. SWEENEY, (Age 59) CHIEF EXECUTIVE OFFICER, CHAIRMAN OF THE BOARD. Mr. Sweeney was self employed acting as a teacher and a motivational speaker in the area of business development from 1993 to 1999. Some of his clients were The Greenwood Fund and Hosing Systems International. He then became a trainer in the field of sales and marketing of software for SalesLogix from 1999 to 2000. From 2000 to 2001 he became the director of market development of Rulebase software. SalesLogix and Rulebase are software development companies. From
February 2001 until the present he has been the chief executive officer of NOVAHEADinc. and also serves on the board of directors. He currently works full time for Company..

SHANE A. MCKEE, (Age 27) SECRETARY, DIRECTOR. Mr. McKee was the director of training for LeadTrack from 1997 to 1999 and the senior trainer for SalesLogix from 1999 to 2000. He became a technical consultant for Rulebase from 2000 to 2001 responsible for software development. From April 2001 until the present he has been the chief development officer of NOVAHEAD continuing software development on the Company's products. He also acts as the secretary of the Company and serves on the board of directors. He currently works full time for NOVAHEADinc..

BURK P. PRICE, (Age 31) CHIEF TECHNICAL OFFICER, DIRECTOR. Mr. Price was the senior Web Designer for MicroAge, Inc. from 1997 to 1998. He was the Senior Internet Applications Developer for Saleslogix Corporation/Interact.com from 1998-2000. He was a consultant and senior Internet Application Developer/Java Developer for Vstore.com/Vcommerce.com from January 2000 through March 2000. He was a Senior Java Integration Specialist at Insight, Inc. for Ajilon Consultants from April 2000 through September 2001. From April of 2000 until the present he has been Chief Technology Officer of NOVAHEADinc, continuing development on the core product Xponential and defining the technology path of the Company from its inception. He also acts as a director on the board of directors. He currently works full time for Company.

STEPHEN J. ANTOL, (Age 59), CHIEF FINANCIAL OFFICER. Mr. Antol has been the Chief Financial Officer of Novahead since March 2002. From January 1993 to the present Mr. Antol has been self-employed as a consultant providing Chief Financial Officer services to small and medium size companies requiring expertise on a limited or recurring basis. Mr. Antol has more than thirty-four
(34) years experience in the field of Corporate Finance and Administration and is a certified public accountant. Mr. Antol's background includes a knowledge of management information systems, budget development and control, credit and collection procedures, profit sharing and benefit programs, corporate insurance programs, corporate restructuring and federal and state income taxes. He currently works part time for NOVAHEADinc.


ITEM  9.     REMUNERATION  OF  DIRECTORS  AND  OFFICERS

     The following table shows the cash compensation paid by the Company, as well as other compensation paid or accrued for each year, to the Company's Chief Executive Office and the Company's other most highly compensated executive officers. No executive officer of the Company had a total annual salary and bonus that exceeded $100,000 for any year. Currently, there are no remuneration plans that have been proposed or voted on by the board of directors, other than the current rate of compensation to each officer of $3,000 per month. The Officers plan to develop and sign employment contracts with the Company upon successful deployment of a contract or licensing agreement for the Company's software.

SUMMARY  COMPENSATION  TABLE

                               Annual  Compensation                Long  Term  Compensation
                               --------------------                ------------------------
                                                    Other         Restricted
                                                    Annual        Stock     Options/    LTIP         All Other
Name and Title                 Year  Salary  Bonus  Compensation  Awarded   SARs (#)    payouts ($)  Compensation
--------------------------------------------------  ------------  -------  -----------  -----------  ------------
Thomas J. Sweeney              2002  36,000  0              0        0        0           0          0
CEO, Director                  2001  0       0              0        0        0           0          0

Shane A. McKee                 2002  36,000  0              0        0        0           0          0
Treasurer Secretary            2001  0       0              0        0        0           0          0
Director

Burk P. Price                  2002  36,000  0              0        0        0           0          0
CTO, Director                  2001  0       0              0        0        0           0          0

Stephen J. Antol               2002  0       0              0        0        0           0          0
Chief Financial Officer        2001  0       0              0        0        0           0          0

     No  stock  warrants  or  options have been issued to the above directors.


ITEM  10.     SECURITY  OWNERSHIP  OF  MANAGEMENT  AND  CERTAIN SECURITY HOLDERS

     The following tables sets forth, as of September 30, 2002, the beneficial ownership of the Company's Common Stock by each person known by the Company to beneficially own more than 5% of the Company's Common Stock outstanding as of such date and by the officers and directors of the Company as a group. Except as otherwise indicated, all shares are owned directly.

Title of   Name and Address of Amount and Nature    Percent of
Class      Beneficial Owner    of Beneficial Owner  Class
--------  -------------------  -------------------  -----------

Common    Thomas J. Sweeney    2,000,000            26.2%
Common    Shane A. McKee       2,000,000            26.2%
Common    Burk P. Price        2,000,000            26.2%


ITEM  11.     INTEREST  OF  MANAGEMENT  AND  OTHERS  IN  CERTAIN  TRANSACTIONS

Blume Law Firm, P.C. has received twenty-five thousand (25,000) shares of the common stock of the Company and twenty-five thousand (25,000) warrants for the purchase of common stock of the Company.

Certain officers of the Company have contributed money for expenses. As the Company has funds available amounts will be repaid. As of September 30, 2002, following officers are owed $10,082 for expense reimbursement: Thomas Sweeney and Shane McKee. At September 30, 2002, the Company also has a non-interest bearing note payable to a related party amounting to $1,000.

ITEM  12.     SECURITIES  BEING  OFFERED

No securities are being offered with this registration. The Company is filing the registration statement to become an NASD OTC traded security on the electronic bulletin board.

COMMON  STOCK

     The Company has 50,000,000 common shares authorized with $0.001 par value and 7,962,900 shares are outstanding being held by 79 shareholders as of

September 30, 2002. Holders of the Common Stock are entitled to one vote for each share held by them of record on the books of the Company in all matters to be voted on by the stockholders. Holders of Common Stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors out of funds legally available, and in the event of liquidation, dissolution or winding up of the Company, to share ratably in all assets remaining after payment of liabilities. Declaration of dividends on Common Stock is subject to the discretion of the Board of Directors and will depend upon a number of factors, including, but not limited to, the future earnings, capital requirements and financial condition of the Company. The Company has not declared dividends on its Common Stock in the past and the management currently anticipates that retained earnings, if any, in the future will be applied to the expansion and development of the Company rather than the payment of dividends.

     The holders of Common Stock have no preemptive or conversion rights and are not subject to further calls or assessments by the Company. There are no redemption or sinking fund provisions applicable to the Common Stock. The Common Stock currently outstanding is, and the Common Stock offered by the Company hereby will, when issued, be validly issued, fully paid and non-assessable.


                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER STOCKHOLDER MATTERS

     We are listed and trading on the "Pink Sheets" electronic Quotation Service, approved July 18, 2002. We are trading under the symbol BFBI. Shares are available to trade subject to Rule 144 of the Securities Act. On June 29, 1999, the Company accepted stock subscriptions for 1,350,000 shares of $0.001 par value common stock for $1,350 of expenses incurred in the formation of the Company. On October 1, 1999, the Company offered common stock for sale, in a Private Placement Memorandum under Rule 504 of Regulation D of the Securities Act of 1933 as amended. The offering was for a total of 200 units consisting of 5,000 shares each of $0.001 par value common stock. The total offering was $50,000 comprised of 200 units valued at $250 per unit. A total of 836,000 shares were sold under this offering for a total of $41,800.

     As of October 1, 2001, the Company agreed to issue 8,000,000 shares of its common stock in exchange for the assets acquired from Novahead, inc. Pursuant to the Asset Acquisition Agreement, the founders agreed to a 1,050,000 share reduction of their June 29, 1999 stock subscription amount. The Company has issued 100,000 shares of common stock for $5,000 in legal consulting services to various individuals.

The following table indicates various warrants for the purchase of stock that are outstanding as of September 30, 2002.

Holder                  Number    Exercise Price    Expiration
Mark Deubner           500,000    $0.50             No expiration
                       500,000    $0.50             No expiration

Arthur Taylor          500,000    $0.50             No expiration
                       500,000    $0.50             No expiration

Steven Tomsic          250,000    $0.50             No expiration

Steven Strand          250,000    $0.50             No expiration

Scott German           250,000    $0.50             No expiration


Daniel J. Fitzpatrick  250,000    $0.50             No expiration

Daniel Fanelli         250,000    $0.50             No expiration

Stephen Antol, CFO     250,000    $0.50             No expiration

John Larson            125,000    $0.50             No expiration
                       250,000    $0.50             No expiration

John E. McMahan        125,000    $0.50             No expiration

Charles Firestein      250,000    $0.50             No expiration

Robert Keener          250,000    $1.00             No expiration

Blume Law Firm, P.C.    25,000    $0.50             8/8/07
                       -------
                     4,525,000
                     =========

     The options are subject to piggyback registration rights wherein the Company is required to include the underlying common shares to the options in any registration statement filed with the SEC. All options other than those to attorney Gary R. Blume, may be registered on form S-8 upon completion of the filing of this Form 10. This will be done at the discretion of the Company.

     The Company has authorized 50,000,000 shares of common stock. As of September 30, 2002, there were seventy-nine (79) shareholders of record and 7,962,900 shares outstanding.

ITEM  2.     LEGAL  PROCEEDINGS

     There are no legal proceedings pending or threatened against the Corporation.

ITEM  3.     CHANGES  IN  AND  DISAGREEMENTS  WITH  ACCOUNTANTS

     The Company's accountants effective April 2, 2002, are Semple & Cooper, LLP a Phoenix, Arizona based Company, and are the Auditor for the year ending December 31, 2001. Alvin H. Bender CPA, Phoenix, Arizona was the Auditor for the years ending December 31, 2000 and 1999. The Company's Chief Financial Officer prepared unaudited statements only. There have been no disagreements with Semple & Cooper, LLP or Alvin H. Bender.

ITEM  4.     RECENT  SALES  OF  UNREGISTERED  SECURITIES

     On June 29, 1999, the Company accepted stock subscriptions for 1,350,000 shares of $0.001 par value common stock for $1,350 of expenses incurred in the formation of the Company. On October 1, 1999, the Company offered, in a Private Placement Memorandum under Rule 504 of Regulation D of the Securities Act of 1933 as amended, a $50,000 offering of securities comprised of a total of 200 units consisting of 5,000 shares each of $0.001 par value common stock. A total of 836,000 shares were sold under the private placement memorandum for a total of $41,800 proceeds to the Company. Since October 1, 2001 all sales of common stock have been to qualified investors only.

     As of October 1, 2001, the Company agreed to issue 8,000,000 shares of its common stock in exchange for the assets acquired from NOVAHEAD, INC. Pursuant to the Asset Acquisition Agreement, the founders agreed to a 1,050,000 share reduction of their June 29, 1999 stock subscription amount. These shares were issued in reliance on an exemption from registration under Section 4(2) of the Securities Act of 1933.

     The Company also sold 1,046,400 shares of common stock in private transactions relying on an exemption from registration in reliance on Section 4(2). The Company received $366,100 from the sale of these shares. All other shares and options issued by the Company not involving a public offering was done in reliance on Section 4(2).

ITEM  5.     INDEMNIFICATION  OF  DIRECTORS  AND  OFFICERS

     We are a Colorado corporation and are indemnified under the full extent of Colorado law. Our bylaws also provide:

                                   ARTICLE XIX
          INDEMNIFICATION OF DIRECTORS, OFFICERS, EMPLOYEES AND AGENTS

Sec.  19.1  Indemnification

     The Corporation shall indemnify to the full extent permitted by law any person who is made, or threatened to be made, a party to any action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that he/she, his or her testator or in testate is or was a Director, Officer, employee or agent of the Corporation or serves or served any other enterprise at the request of the Corporation.

Sec.  19.2  Insurance

     The Corporation may purchase and maintain insurance on behalf of an individual who is or was a Director, Officer, employee, or agent of the Corporation, or who, while a Director, Officer, employee, or agent of the Corporation, is or was serving at the request of the Corporation as a Director, Officer, partner, trustee, employee, or agent of another foreign or domestic Corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise, against liability asserted against or incurred by him/her in that capacity or arising from his/her status as a Director, Officer, employee, or agent, whether or not the Corporation would have power to indemnify him/her against the same liability under Section 19.1.

                                    PART F/S
                              FINANCIAL STATEMENTS




                                  NOVAHEADinc.
                          (A DEVELOPMENT STAGE COMPANY)

                              FINANCIAL STATEMENTS

                      FOR THE YEAR ENDED DECEMBER 31, 2001
                                       AND
            FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002 (UNAUDITED)

                                  NOVAHEADinc.
                          (A DEVELOPMENT STAGE COMPANY)

                              FINANCIAL STATEMENTS



                                TABLE OF CONTENTS



                                                                        Page No.
                                                                        --------

Accountants  Report                                                        2

Balance  Sheets                                                            3

Statements  of  Operations                                                 4

Statements  of  Stockholders'  Equity                                    5-6

Statements  of  Cash  Flows                                              7-8

Notes  To  Financial  Statements                                        9-15

                          INDEPENDENT AUDITORS' REPORT



To The Stockholders and Board of Directors of
NOVAHEADinc. (A Development Stage Company)


We have audited the accompanying balance sheet of NOVAHEADinc. (formerly known as Butterfield-Blair, Inc.) (A Development Stage Company) as of December 31, 2001 and the related statements of income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NOVAHEADinc. (A Development Stage Company) as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 9 to the financial statements, the Company has negative working capital, an accumulated deficit, and no revenues. These conditions raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


Certified Public Accountants

Phoenix, Arizona
June 12, 2002

                                               NOVAHEADinc.
                                       (A DEVELOPMENT STAGE COMPANY)

                                              BALANCE SHEETS


                                                                  September 30, 2002    December 31, 2001
                                                                 --------------------  -------------------
                                                                     (Unaudited)
                                ASSETS
Current Assets:
  Cash in bank                                                   $            11,356   $              106
  Stock subscription receivable                                                    -                1,000
  Prepaid expenses                                                            13,737                    -
                                                                 --------------------  -------------------
       Total Current Assets                                                   25,093                1,106
                                                                 --------------------  -------------------

Equipment, at cost:
  Computer equipment                                                          48,549                2,490
  Office equipment                                                            14,775                  225
  Furniture and fixtures                                                      23,038
  Leasehold improvements                                                       2,166
                                                                 --------------------  -------------------
                                                                              88,528                2,715
  Less: accumulated depreciation                                              (5,750)                (136)
                                                                 --------------------  -------------------
                                                                              82,778                2,579
                                                                 --------------------  -------------------
Other Assets:
  Deposits                                                                     7,800                    -
  Other                                                                       10,000                    -
                                                                 --------------------  -------------------
                                                                              17,800                    -
                                                                 --------------------  -------------------

                                                                 $           125,671   $            3.685
                                                                 ====================  ===================

                LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Short term loans                                               $             4,000   $           12,000
  Capital lease payable                                                        5,292                    -
  Accounts payable                                                            12,868               12,486
  Accrued expenses                                                            11,660                6,480
                                                                 --------------------  -------------------
       Total Current Liabilities                                              33,820               30,966
                                                                 --------------------  -------------------

Stockholders' Equity:
  Common Stock; $.001 par  value, 50,000,000 shares
    authorized; issued 9,962,900 and 9,308,000, respectively;
    outstanding 7,962,900 and 9,308,000, respectively                          9,963                9,308
  Additional paid-in capital                                                 441,487               85,442
  Common stock subscribed                                                     27,500                    -
  Accumulated deficit incurred during
    the development stage                                                   (387,099)            (122,031)
  Treasury stock, 2,000,000 shares, at cost                                        -                    -
                                                                 --------------------  -------------------
       Total Stockholder's Equity                                             91,851              (27,281)
                                                                 --------------------  -------------------

                                                                 $           125,671   $            3,685
                                                                 ====================  ===================

   The accompanying notes are an integral part of these financial statements.

                                                         NOVAHEADinc.
                                               (A DEVELOPMENT STAGE COMPANY)

                                                  STATEMENTS OF OPERATIONS


                               Cumulative
                                 During       Nine Months Ended September 30,        Year Ended December 31,
                               Development    ----------------------------------  ----------------------------
                                  Stage           2002               2001              2001         2000
                              -------------  -------------  ---------------------  ------------  -------------
                               (Unaudited)    (Unaudited)         (Unaudited)
Revenues                      $          -   $          -   $                  -   $         -   $           -
                              -------------  -------------  ---------------------  ------------  -------------

Expenses:
  General and administrative       380,851        258,956                  5,000        78,745               -
    expenses
  Interest expense                     498            498                      -             -               -
  Depreciation                       5,750          5,614                      -           136               -
                              -------------  -------------  ---------------------  ------------  -------------
                                   387,099        265,068                  5,000        78,881               -
                              -------------  -------------  ---------------------  ------------  -------------

Net Loss                      $   (387,099)  $   (265,068)  $             (5,000)  $   (78,881)  $           -
                              =============  =============  =====================  ============  =============


Net Loss Per Common Share     $      (0.12)  $      (0.03)  $              (0.00)  $     (0.02)  $        0.00
                              =============  =============  =====================  ============  =============

Basic Weighted Average of
Common Shares Outstanding        3,258,995      7,913,059              1,235,635     3,269,162       1,136,000
                              =============  =============  =====================  ============  =============

   The accompanying notes are an integral part of these financial statements.

                                                     NOVAHEADinc.
                                            (A DEVELOPMENT STAGE COMPANY)

                                         STATEMENTS OF STOCKHOLDERS' EQUITY
                              FOR THE PERIOD FROM THE DATE OF INCEPTION, JUNE 29, 1999
                                             THROUGH SEPTEMBER 30, 2002



                                               Common Stock           Common       Paid-in
                                        -------------------------     Stock      Additional   Accumulated
                                           Shares       Amount      Subscribed     Capital      Deficit      Total
                                        ------------  -----------  ------------  ------------  ----------  ---------
Balance at inception, June 29, 1999                -  $         -  $         -   $          -  $       -   $      -

Common stock subscribed for
organizational costs, 1,350,000 shares             -            -        1,350              -          -      1,350

Common stock subscribed in a private
placement, 836,000 shares                          -            -       41,800              -          -     41,800

Net loss from inception to
December 31, 1999                                  -            -            -              -    (43,150)   (43,150)
                                        ------------  -----------  ------------  ------------  ----------  ---------

Balance December 31, 1999                          -            -       43,150              -    (43,150)         -

Net operations for the year ended
December 31, 2000                                  -            -            -              -          -          -
                                        ------------  -----------  ------------  ------------  ----------  ---------

Balance December 31, 2000                          -            -       43,150              -    (43,150)         -

Common stock issued for expenses             100,000          100            -          4,900          -      5,000

Common stock issued for
assets acquired from NOVAHEAD, Inc.        8,000,000        8,000            -         32,000          -     40,000

Issuance of common stock
subscribed                                 1,136,000        1,136      (43,150)        42,014          -          -

Sale of common stock                          72,000           72            -          6,528          -      6,600

Net loss for the year ended
December 31, 2001                                  -            -            -              -    (78,881)   (78,881)
                                        ------------  -----------  ------------  ------------  ----------  ---------

Balance December 31, 2001                  9,308,000        9,308            -         85,442   (122,031)   (27,281)

   The accompanying notes are an integral part of these financial statements.

                                                     NOVAHEADinc.
                                            (A DEVELOPMENT STAGE COMPANY)

                                    STATEMENTS OF STOCKHOLDERS' EQUITY (CONTINUED)
                               FOR THE PERIOD FROM THE DATE OF INCEPTION, JUNE 29, 1999
                                              THROUGH SEPTEMBER 30, 2002



                                               Common Stock          Common      Additional
                                        --------------------------    Stock        Paid-in    Accumulated
                                           Shares        Amount     Subscribed     Capital      Deficit      Total
                                        -------------  -----------  -----------  ------------  ----------  ----------
Balance December 31, 2001                  9,308,000         9,308            -        85,442   (122,031)    (27,281)

Sale of common stock (Unaudited)             598,400           599            -       314,601          -     315,200

Common stock subscribed,
40,000 shares (Unaudited)                          -             -       27,500                                27,500

Common stock issued for
commission expense (Unaudited)                 6,000             6            -         2,994          -       3,000

Warrants issued for marketing
services (Unaudited)                               -             -            -        12,500          -      12,500

Common stock issued for computers
and office furniture (Unaudited)              25,500            25            -        13,475          -      13,500

Common stock issued for professional
Services (Unaudited)                          25,000            25            -        12,475          -      12,500

Common stock returned (Unaudited)         (2,000,000)            -            -             -          -           -

Net loss for the period ended
September 30, 2002 (Unaudited)                     -             -            -             -   (265,068)   (265,068)
                                        -------------  -----------  -----------  ------------  ----------  ----------

Balance September 30, 2002 (Unaudited)     7,962,900   $     9,963  $    27,500  $    441,487  $(387,099)  $  91,851
                                        =============  ===========  ===========  ============  ==========  ==========

   The accompanying notes are an integral part of these financial statements.

                                                       NOVAHEADinc.
                                               (A DEVELOPMENT STAGE COMPANY)

                                                 STATEMENTS OF CASH FLOWS
                                  FOR THE PERIOD FROM THE DATE OF INCEPTION, JUNE 29,1999
                                                THROUGH SEPTEMBER 30, 2002



                                           Cumulative
                                             During         Nine Months Ended September 30,       Year Ended December 31,
                                           Development   ------------------------------------  ---------------------------
                                              Stage             2002               2001            2001          2000
                                          -------------  -------------------  ---------------  ------------  -------------
                                           (Unaudited)       (Unaudited)        (Unaudited)
Cash Flows From Operating Activities:
     Net loss                             $   (387,099)  $         (265,068)  $       (5,000)  $   (78,881)  $           -

Adjustments to reconcile net loss to
net cash used by operating activities:
     Depreciation                                5,750                5,614                -           136               -
     Non-cash transactions                      99,350               28,000            5,000        45,000               -
     Changes in operating assets and
     liabilities:
       Prepaid expenses                        (13,737)             (13,737)               -             -               -
       Deposits                                 (7,800)              (7,800)               -             -               -
       Other assets                            (10,000)             (10,000)               -             -               -
       Accounts payable                         12,868                  382                -        12,486               -
       Accrued expenses                         11,660                5,180                -         6,480               -
                                          -------------  -------------------  ---------------  ------------  -------------
           Net Cash Used by
           Operating Activities               (289,008)            (257,429)               -       (14,779)              -
                                          -------------  -------------------  ---------------  ------------  -------------

Cash Flows from Investing Activities:
        Capital expenditures                   (75,028)             (72,313)               -        (2,715)              -
                                          -------------  -------------------  ---------------  ------------  -------------
           Net Cash Used by
           Investing Activities                (75,028)             (72,313)               -        (2,715)              -
                                          -------------  -------------------  ---------------  ------------  -------------

Cash Flows From Financing Activities:
   Proceeds from short term loans               19,000                7,000                -        12,000               -
   Proceeds from sale of common stock          338,600              316,200                -         6,600               -
   Proceeds from subscription of common
     stock and subscription receivable          27,500               27,500                -        (1,000)              -
   Proceeds from capital lease                   5,923                5,923                -             -               -
   Payments on short term loans                (15,000)             (15,000)               -             -               -
   Payments on capital lease obligation           (631)                (631)               -             -               -
                                          -------------  -------------------  ---------------  ------------  -------------
        Net cash Provided By
        Financing Activities                   375,392              340,992                -        17,600               -
                                          -------------  -------------------  ---------------  ------------  -------------

Net Increase In Cash                            11,356               11,250                -           106               -

Cash - Beginning of Period                           -                  106                -             -               -
                                          -------------  -------------------  ---------------  ------------  -------------

Cash - End of Period                      $     11,356   $           11,356   $            -   $       106   $           -
                                          =============  ===================  ===============  ============  =============

   The accompanying notes are an integral part of these financial statements.

                                                           NOVAHEADinc.
                                                  (A DEVELOPMENT STAGE COMPANY)

                                               STATEMENTS OF CASH FLOWS (CONTINUED)
                                     FOR THE PERIOD FROM THE DATE OF INCEPTION, JUNE 29,1999
                                                    THROUGH SEPTEMBER 30, 2002



                                                    Cumulative
                                                      During         Nine Months Ended September 30,     Year Ended December 31,
                                                    Development   -----------------------------------  --------------------------
                                                       Stage             2002               2001          2001          2000
                                                   -------------  -------------------  --------------  -----------  -------------
                                                    (Unaudited)       (Unaudited)       (Unaudited)
Supplemental Information:
-------------------------
    Interest Expense                               $         498  $               498  $            -  $         -  $           -
                                                   =============  ===================  ==============  ===========  =============
    Income Taxes                                   $           -  $                 -  $            -  $         -  $           -
                                                   =============  ===================  ==============  ===========  =============

Non-cash Investing and Financing Transactions:
    Common stock issued in exchange for
    professional fees                              $      83,850  $            12,500  $        5,000  $    45,000  $           -
                                                   =============  ===================  ==============  ===========  =============

    Warrants issued for marketing services         $      12,500  $            12,500  $            -  $         -  $           -
                                                   =============  ===================  ==============  ===========  =============

    Common stock issued for commissions            $       3,000  $             3,000  $            -  $         -  $           -
                                                   =============  ===================  ==============  ===========  =============

    Common stock issued for acquisition of assets  $      13,500  $            13,500  $            -  $         -  $           -
                                                   =============  ===================  ==============  ===========  =============


   The accompanying notes are an integral part of these financial statements.

                                  NOVAHEADinc.
                          (A DEVELOPMENT STAGE COMPANY)

                        NOTES TO THE FINANCIAL STATEMENTS

--------------------------------------------------------------------------------
                                     NOTE 1
                   NATURE OF BUSINESS, SUMMARY OF SIGNIFICANT
                    ACCOUNTING POLICIES AND USE OF ESTIMATES
--------------------------------------------------------------------------------

ORGANIZATION

Butterfield-Blair, Inc. (the Company) was incorporated on June 29, 1999, under the laws of the State of Colorado. The Company was originally organized for the purpose of establishing a business of buying, rebuilding and selling antique farm tractors, pickups and semi-trucks. Subsequently the Company changed its operating philosophy and acquired the assets of NOVAHEAD, INC. pursuant to the terms of the Asset Acquisition Agreement (See Note 2). The shareholders of NOVAHEAD, INC. an Arizona Corporation, received controlling interest in the Company in exchange for the assets of NOVAHEAD, INC. NOVAHEAD, INC. was in the development stage and had no activity, revenues, or expenses at the time of the sale of its assets. The reverse acquisition is in substance a recapitalization transaction and no goodwill or other intangibles are recorded. Butterfield-Blair, Inc. has only its organizational expenses, which are shown in the accompanying financial statements.

Effective May 31, 2002 the Company legally changed its name to NOVAHEADinc.

DESCRIPTION  OF  BUSINESS

With the acquisition of the NOVAHEAD assets, the Company's principal business purpose became focused on marketing of the four proprietary software technology programs that are designed to operate with NOVAHEAD's Xponential Server software technology. The software technology is designed as a wireless software technology. The software technology can react with almost any operating system and does not require the purchase of complicated and expensive hardware.

The Company has been in the development stage since its formation. The Company has targeted three specific markets: the military, companies with a sales force in the field, and retail companies with large consumer membership bases.

ACQUISITION OF NOVAHEAD, INC. INTELLECTUAL PROPERTIES

Effective October 1, 2001, the Company acquired the proprietary intellectual technology, which included the software technologies of NOVAHEAD, INC., an Arizona Corporation. The reverse acquisition is in substance a recapitalization transaction and no goodwill or other intangibles are recorded. The Company issued 8,000,000 shares of its Common Stock in return for the NOVAHEAD assets. These Common Shares were allocated among the shareholders of NOVAHEAD, INC.

BASIS  OF  PRESENTATION

The Company's Financial Statements are presented as a development stage company in accordance with generally accepted accounting principles. The Financial Statements have been prepared assuming the Company will continue as a going concern.

PERVASIVENESS  OF  ESTIMATES

The preparation of the financial statements, in conformity with generally accepted accounting principles in the United States, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

PROPERTY  AND  EQUIPMENT

Property and equipment are recorded at cost. Depreciation is provided for on the straight-line method over the estimated useful lives of the assets for financial statement reporting. Maintenance and repairs that neither materially add to the value of the asset nor appreciably prolong its life are charged to expense as incurred. Betterments and renewals are capitalized when incurred.

Estimated useful lives of the assets are as follows:
         Computer  and  Office  Equipment               5 years

The Company is the lessee of equipment, with an original cost of approximately $10,700, under a capital lease agreement expiring March 2003. The asset and liability under the capital lease agreement are recorded at the lower of the present value of the minimum lease payments or the fair value of the asset. The asset is being depreciated over its estimated productive life. Depreciation of the asset under the capital lease agreement is included in depreciation expense as noted above.

SOFTWARE  DEVELOPMENT  COSTS

The Company capitalizes software development costs in accordance with Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed." Capitalization of software development costs begins upon the establishment of technological feasibility of the product. The establishment of technological feasibility and the ongoing assessment of the recoverability of these costs requires considerable judgment by management with respect to certain external factors including, but not limited to, anticipated future gross product revenue, estimated economic life, and changes in software and hardware technology. Amortization of capitalized software development costs begins when the products are available for general release to customers and is computed on a product-by-product basis using straight-line amortization with useful lives of five years or, if less, the remaining estimated economic life of the product. The Company had no material amounts that were related to internal software development of its technological programs that could be capitalized under this statement.

IMPAIRMENT  OF  LONG-LIVED  ASSETS

The Company periodically reviews long-lived assets for impairment. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeded the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell.

INCOME  TAXES

The Company has made no provisions for income taxes as the Company has incurred operating losses to date. The Company has not provided for a deferred tax asset due to these operating losses as in the opinion of management, there is uncertainty of the utilization of the operating losses in future periods.

BASIC  LOSS  PER  COMMON  SHARE

Basic loss per common share is computed based upon weighted average shares outstanding, including stock subscribed, and excludes any potential dilution from stock options, warrants and other common stock equivalents. Basic loss per share is computed by dividing the loss available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted net loss per common share reflects potential dilution from exercise or conversion of securities into common stock or from other contracts to issue common stock. Diluted net loss per common share is not provided for all periods presented, as the effect of including these shares is anti-dilutive due to the Company's net operating losses.

FAIR  VALUE  OF  FINANCIAL  INSTRUMENTS

Stock subscription receivable, accounts and loans payable and accrued liabilities are substantially current. Accordingly, the carrying values of these financial instruments approximate fair value.

CASH  AND  CASH  EQUIVALENTS

For financial accounts purposes, cash equivalents are considered to be all highly liquid investments purchased with an initial maturity of three (3) months or less.

--------------------------------------------------------------------------------
                                     NOTE 2
                      ACQUISITION OF NOVAHEAD, INC. ASSETS
--------------------------------------------------------------------------------

Effective October 1, 2001, the Company acquired the Intangible Assets, which included the Software Technologies of NOVAHEAD, INC., an Arizona Corporation. The Company issued 8,000,000 shares of its common stock in return for the NOVAHEAD assets. These common stock shares were allocated among the shareholders of NOVAHEAD, INC. In accordance with the Asset Acquisition Agreement, the former Butterfield-Blair Officers and Directors resigned and the current Directors, who were the NOVAHEAD Directors, were elected to the Board.

The assets acquired include the Xponential' Server software technology and related software programs. The Company has applied for patents on this software technology. This server software allows the Company's various software technologies to pull data live from multiple databases in different locations on any operating system and drive transmit it live to any type of Personal Data Assistant (PDA) or laptop computer bi-directionally and wirelessly. The software technologies have multiple uses and are therefore marketable to numerous types of industries. The technologies can provide data transfer and data recording at a given point of service, as well provide cross marketing for subsidiaries and or independent companies that have shared products and membership sales. Cost efficiencies are a function of the technologies bi-directional and wireless capabilities. Computer functions formerly only executable in an environment where the user's computer was wired to the database can now be performed in any location where the user has wireless access to the Internet or an Intranet. The technologies provide encrypted protection for data transfer. Other items included in the acquisition were the Domain Name, and web site www.novahead.com
                                                                ----------------
and  the  trade  name  "NOVAHEAD,  INC."

--------------------------------------------------------------------------------
                                     NOTE 3
                                     EQUITY
--------------------------------------------------------------------------------

STOCK ISSUED FOR SERVICES AND EQUIPMENT

On January 2, 2001, the Company agreed to issue 100,000 restricted shares of common stock for $5,000 of legal services rendered to the Company.

On January 31, 2002, the Company issued 2,000 restricted shares of common stock for $1,000 for commissions owed for equity raising.

On April 16, 22 and 28, 2002, the Company issued a total of 4,000 restricted shares of common stock for $2,000 for commissions owed for equity raising.

On April 16, 2002, the Company issued 24,000 restricted shares of common stock for computer equipment and office furniture amounting to $3,000 and $9,000, respectively.

On May 25, 2002, the Company issued 25,000 restricted shares of common stock for $12,500 for professional services.

On September 22, 2002, the Company issued 1,500 restricted shares of common stock for $1,500 for display booth fixtures.

ISSUANCE  OF  COMMON  STOCK

On June 29, 1999, the Company accepted stock subscriptions for 1,350,000 shares of $0.001 par value common stock for $1,350 of expenses incurred in the formation of the Company.

On October 1, 1999, the Company offered, in a Private Placement Memorandum under Rule 504 of Regulation D of the Securities Act of 1933 as amended, a total of 200 units of 5,000 shares each of $0.001 par value common stock. The purchase price of each unit was $250 or a total of $50,000. A total of 836,000 shares were subscribed and paid for under the private placement memorandum for a total of $41,800, which consisted of $16,800 cash and $25,000 for services rendered.

Effective October 1, 2001 the Company agreed to issue 8,000,000 shares of its common stock at $0.005 per share for the assets acquired from NOVAHEAD, INC., an Arizona Corporation. Pursuant to the Asset Acquisition Agreement, the founders agreed to a 1,050,000 shares reduction of their June 29, 1999 stock subscription amount and common stock was issued for the remaining 300,000 subscribed shares.

On October 4, 2001, the Company sold 50,000 restricted shares of common stock at $.08 per share for an aggregate amount of $4,000.

On October 7, 2001, the Company sold 20,000 restricted shares of common stock at $.08 per share for an aggregate amount of $1,600.

On December 15, 2001, the Company sold 2,000 restricted shares of common stock at $.50 per share for an aggregate amount of $1,000.

On January 31, 2002, the Company sold 337,000 restricted shares of common stock at $.50 per share for an aggregate amount of $168,500.

On April 5, 2002, the Company sold 44,400 restricted shares of common stock at $.50 per share for an aggregate amount of $22,200.

On April 16, 2002, the Company sold 19,000 restricted shares of common stock at $.50 per share for an aggregate amount of $9,500.

On April 22, 2002, the Company sold 76,000 restricted shares of common stock at $.50 per share for an aggregate amount of $38,000.

On April 28, 2002, the Company sold 90,000 restricted shares of common stock at $.50 per share for an aggregate amount of $45,000.

On July 26, 2002, the Company sold 5,000 restricted shares of common stock at $1.00 per share for an aggregate amount of $5,000.

On August 5, 2002, the Company sold 20,000 restricted shares of common stock at $1.00 per share for an aggregate amount of $20,000.

On September 22, 2002, the Company sold 7,000 restricted shares of common stock at $1.00 per share for an aggregate amount of $7,000.

STOCK  WARRANTS

On October 1, 2001, subject to consulting agreements by the Company, the Company issued warrants to Mr. Mark Deubner and Mr. Arthur Taylor to each purchase 500,000 shares of restricted common stock at $0.50 per share.

On October 26, 2001, subject to consulting agreements by the Company, the Company issued warrants to Mr. Steven Strand and Mr. Scott German to each purchase 250,000 shares of restricted common stock at $0.50 per share.

On December 10, 2001, subject a to consulting agreement by the Company, the Company issued a warrant to Mr. Steven Tomsic to purchase 250,000 shares of restricted common stock at $0.50 per share.

On December 15, 2001, subject to a consulting agreement by the Company, the Company issued a warrant to Mr. Daniel J. Fitzpatrick to purchase 250,000 shares of restricted common stock at $0.50 per share.

On December 20, 2001, subject to a consulting agreement by the Company, the Company issued a warrant to Mr. Daniel Fanelli to purchase 250,000 shares of restricted common stock at $0.50 per share.

On January 7, 2002, subject to consulting agreements by the Company, the Company issued warrants to Mr. Mark Deubner and Mr. Arthur Taylor to each purchase 500,000 shares of restricted common stock at $0.50 per share.

On March 1, 2002, subject to a consulting agreement by the Company, the Company issued a warrant to Mr. Stephen Antol to purchase 250,000 shares of restricted common stock at $0.50 per share.

On March 11, 2002, subject to consulting agreements by the Company, the Company issued warrants to Mr. John Larson and Mr. John E. McMahan to each purchase 125,000 shares of restricted common stock at $0.50 per share.

On March 25, 2002, subject to consulting agreements by the Company, the Company issued a warrants to Mr. John Larson and Mr. Charles Firestein to each purchase 250,000 shares of restricted common stock at $0.50 per share.

On July 8, 2002, subject to a consulting agreement by the Company, the Company issued a warrant to Mr. Robert M. Keener Jr. to purchase 250,000 shares of restricted common stock at $1.00 per share.

On August 8, 2002, subject to a fee agreement dated April 17, 2002 with the Company, the Company issued a warrant to Mr. Gary R. Blume to purchase 25,000 shares of restricted common stock at $0.50 per share.

The fair value of each warrant grant is estimated on the grant date by using the Black-Sholes Option Pricing Method with the following weighted average assumptions:

                                 September 30, 2002   December 31, 2001
                                 -------------------  ------------------
        Expected volatility                      69%                  0%
        Risk free interest rate                   5%                  5%
        Expected dividends                        -                   -
        Expected life                        2 years             2 years

A summary of total stock warrants outstanding is as follows:

                                                                 Weighted
                                                   Number of      Average
                                                   Warrants   Exercise Price
                                                   ---------  ---------------
Outstanding at inception, June 29, 1999                    -                -
Granted                                                    -                -
Forfeited                                                  -                -
                                                   ---------  ---------------
Outstanding at December 31, 1999                           -                -
Granted                                                    -                -
Forfeited                                                  -                -
                                                   ---------  ---------------
Outstanding at December 31, 2000                           -                -
Granted                                            2,250,000  $          0.50
Forfeited                                                  -                -
                                                   ---------  ---------------
Outstanding at December 31, 2001                   2,250,000             0.50
Granted                                            2,025,000             0.50
Granted                                              250,000             1.00
Forfeited                                                  -                -
                                                   ---------  ---------------
Outstanding at September 30, 2002 (Unaudited)      4,525.000  $          0.52
                                                   =========  ===============


           Warrants  Outstanding               Warrants  Exercisable
-----------------------------------------     -----------------------
                          Weighted
                           Average
 Exercise                 Remaining
Price per    Number      Contractual            Number     Exercise
  Share     of Shares    Life in Years        Exercisable    Price
----------  ---------  ------------------     -----------  ---------
 $ 0.50     4,250,000   No expiration        1,000,000     $ 0.50
 $ 0.50        25,000         5
 $ 1.00       250,000   No expiration
            ---------
            4,525,000
            =========

Management expects all warrants to be exercised within two years of issuance.

TREASURY  STOCK

On January 22, 2002, Mr. Brian Anderson resigned as Secretary and as a Director of the Company for personal reasons and returned to the Company 2,000,000 shares of common stock he was issued under the Asset Purchase Agreement with NOVAHEAD, INC., an Arizona Corporation. These shares remain in the Company treasury for issuance at a later date.

--------------------------------------------------------------------------------
                                     NOTE 4
                           RELATED PARTY TRANSACTIONS
--------------------------------------------------------------------------------

ACCOUNTS  PAYABLE

At September 30, 2002 and December 31, 2001, the Company had included in accounts payable amounts owing to related parties in the amounts of $3,074 (Unaudited) and $4,274, respectively.

NOTES  PAYABLE

At September 30, 2002 and December 31, 2001, the Company had included in noted payable amounts owing to a related party in the amounts of $1,000 (Unaudited) and $1,000, respectively.

--------------------------------------------------------------------------------
                                     NOTE 5
                                  INCOME TAXES
--------------------------------------------------------------------------------

At September 30, 2002 and December 31, 2001 deferred tax assets (liabilities) consist of the following:
                                        September 30, 2002    December 31, 2001
                                       --------------------  -------------------
                                           (Unaudited)

    Net operating loss carry forwards  $            75,000   $           25,000
    Less: valuation allowance                      (75,000)             (25,000)
                                       --------------------  -------------------
                                       $                 -   $                -
                                       ====================  ===================

The Company has established a valuation allowance equal to the full amount of the deferred tax asset primarily due to the uncertainty in the utilization of the net operating loss carry forwards.

At September 30, 2002 and December 31, 2001, the Company has federal and state net operating loss carry forwards in the approximate amounts of $387,000 (Unaudited) and $122,000, respectively, available to offset future taxable income through 2021 and 2006, respectively.

--------------------------------------------------------------------------------
                                     NOTE 6
                            SHORT TERM LOANS PAYABLE
--------------------------------------------------------------------------------

At September 30, 2002 and December 31, 2001, the Company had short term loans payable in the amount of $4,000 (Unaudited) and $12,000, respectively. These loans payable are considered short-term and are non-interest bearing.

--------------------------------------------------------------------------------
                                     NOTE 7
                            CAPITALIZED LEASE PAYABLE
--------------------------------------------------------------------------------

At September 30, 2002, the Company had capitalized lease payable in the amount of $5,292 (Unaudited). The lease is payable in twelve installments of $168 and a maturity payment of $3,907. The imputed effective rate of interest on the capitalized lease is 10% per annum.

--------------------------------------------------------------------------------
                                     NOTE 8
                                   COMMITMENTS
--------------------------------------------------------------------------------

On April 15, 2002 the Company entered into a lease for 4,983 square feet of office space for its executive offices in Phoenix, Arizona. Rent expense for the nine month period ending September 30, 2002 is $8,930. The lease expires on April 15, 2005 and has minimum annual rental obligations as follows:

                       2003       $85,838
                       2004       $88,828
                       2005       $26,162

--------------------------------------------------------------------------------
                                     NOTE 9
                                  GOING CONCERN
--------------------------------------------------------------------------------

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has an accumulated deficit at September 30, 2002 and December 31, 2001, in the amounts of $387,099 (Unaudited) and $122,031, respectively. The Company also has a working capital deficit at September 30, 2002 in the amount of $8,727. The Company has no source of sales revenue to date.

The Company must raise additional capital in a timely manner to fund its operations and continue the implementation of its business plan and marketing strategy of its software technologies for wireless enabled devices, and create a revenue stream to sustain an operating enterprise. Any inability to obtain the necessary financing on a timely basis may have a material adverse effect on the Company and its ability to timely and effectively deploy its marketing program.

The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

--------------------------------------------------------------------------------
                                     NOTE 10
                                SUBSEQUENT EVENT
--------------------------------------------------------------------------------

PRIVATE  OFFERING

The Company continues to raise additional capital to continue the deployment of its business plan and marketing strategy. The Company has raised capital amounting to $133,000 during the period October 1, 2002 through January, 17, 2003.

                                    PART III
                                INDEX TO EXHIBITS

Exhibit No.          Description
3.1                  Articles of Incorporation*
3.2                  Articles of Amendment*
3.3                  Bylaws*
23.1                 Consent of Independent Auditor
1.1                  Private Placement Memorandum dated October 1, 1999*
2.1                  Novahead, Inc. Asset Acquisition Agreement*
99.1                 Certification Pursuant to 18 U.S.C. Section 1350 of the
                     President and CEO
99.2                 Certification Pursuant to 18 U.S.C. Section 1350 of the
                     Chief Financial Officer

*  denotes  previously  filed  exhibits.

                                   SIGNATURES

     Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      NOVAHEADinc.

                                      /s/ Thomas J. Sweeney
                                      ------------------------------------------
                                      Thomas J. Sweeney, Chief Executive Officer

Date:  January 28, 2003
       ----------------

     The following persons in the capacities and on the dates indicated have signed this offering statement.


/s/ Thomas J. Sweeney                                     January 28, 2003
------------------------------------------                ----------------------
Thomas J. Sweeney, Chief Executive Officer                Date


/s/ Shane A. McKee                                        January 28, 2003
------------------------------------------                ----------------------
Shane  A.  McKee,  Secretary                              Date


/s/ Burk P. Price                                         January 28, 2003
------------------------------------------                ----------------------
Burk P. Price, Chief Technical Officer                    Date


/s/ Stephen J. Antol                                      January 28, 2003
------------------------------------------                ----------------------
Stephen J. Antol, Chief Financial Officer                 Date